AB 3/17

3/17

SEC Mail
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Section

FEB 28 2011

Washington, DC
106

SECUI 11017380 ION
Washington, D.C. ...

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53698 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chicago Analytic Trading Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 S Dearborn St, Ste 2100
(No. and Street)

| Chicago | IL | 60603 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Manda Sury 312-334-1540
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Neil Friedman C.P.A., P.C. d/b/a Michael Silver & Company
(Name – *if individual, state last, first, middle name*)

| 5750 Old Orchard Road, Suite 200 | Skokie | IL | 60077 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH 3/17

## OATH OR AFFIRMATION

I, Manda B. Sury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chicago Analytic Trading Company, LLC, as of February 24, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JENNIFER R THOMAS
Notary Public - State of Illinois
My Commission Expires Jun 13, 2012

[signature]
Signature

CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CHICAGO ANALYTIC TRADING COMPANY, LLC

## TABLE OF CONTENTS

MICHAEL SILVER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS



# INDEPENDENT AUDITORS' REPORT

To the Member
Chicago Analytic Trading Company, LLC

We have audited the accompanying statements of financial condition of Chicago Analytic Trading Company, LLC as of December 31, 2010 and 2009, and the related statements of income (loss) and member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Analytic Trading Company, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information on page 8 has not been subjected to the auditing procedures applied in the audits of the basic financial statements and, accordingly, we express no opinion on it. The additional information on page 9 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Silver & Co.

Neil Friedman C.P.A., P.C.
d/b/a Michael Silver & Company
Certified Public Accountants

Skokie, Illinois
February 24, 2011



5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

# CHICAGO ANALYTIC TRADING COMPANY, LLC

## STATEMENTS OF FINANCIAL CONDITION
## DECEMBER 31

| | 2010 | 2009 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash | $ 668,684 | $ 1,086,660 |
| Commissions receivable | 124,713 | - |
| Note receivable | - | 750,000 |
| Due from related parties | 12,790 | 4,410 |
| Interest receivable | - | 4,942 |
| Prepaid expenses | 57,805 | 14,951 |
| Total current assets | 863,992 | 1,860,963 |
| Property And Equipment | | |
| Office equipment | 5,466 | 3,625 |
| Computer equipment | 27,867 | 2,900 |
| | 33,333 | 6,525 |
| Less: accumulated depreciation | 4,085 | 218 |
| Net property and equipment | 29,248 | 6,307 |
| TOTAL ASSETS | $ 893,240 | $ 1,867,270 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Current Liabilities | | |
| Accounts payable | $ 53,808 | $ 28,475 |
| Cash overdraft | - | 48,163 |
| Accrued payroll and related taxes | - | 58,513 |
| Accrued interest | 5,907 | - |
| State taxes payable | - | 6,800 |
| Note payable, member | 200,000 | - |
| Total current liabilities | 259,715 | 141,951 |
| Member's Equity | 633,525 | 1,725,319 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 893,240 | $ 1,867,270 |

The accompanying notes are an integral part of these financial statements.

## CHICAGO ANALYTIC TRADING COMPANY, LLC

## STATEMENTS OF INCOME (LOSS) AND MEMBER'S EQUITY FOR THE YEARS ENDED DECEMBER 31

| | 2010 | 2009 |
|---|---|---|
| Revenue | $ 4,538,901 | $ 3,343,774 |
| Operating Expenses | 5,413,124 | 2,092,159 |
| Operating Income (Loss) | (874,223) | 1,251,615 |
| Other Income, Net | 20,053 | 35,743 |
| Income Before Provision For State Taxes | (854,170) | 1,287,358 |
| Provision For State Taxes | - | 6,800 |
| Net Income (Loss) | (854,170) | 1,280,558 |
| Members' Equity - Beginning Of Year | 1,725,319 | 444,761 |
| Members' Distributions | (237,624) | - |
| Member's Equity - End Of Year | $ 633,525 | $ 1,725,319 |

The accompanying notes are an integral part of these financial statements.

## CHICAGO ANALYTIC TRADING COMPANY, LLC

## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31

| | 2010 | 2009 |
|---|---|---|
| INCREASE (DECREASE) IN CASH | | |
| Cash Flows From Operating Activities: | | |
| Net income (loss) | $ (854,170) | $ 1,280,558 |
| Adjustments to reconcile net income (loss) to net cash provided by (used by) operating activities: | | |
| Depreciation | 3,867 | 218 |
| Write-off of note receivable | 600,000 | - |
| Changes in operating assets and liabilities: | | |
| (Increase) decrease in: | | |
| Commissions receivable | (124,713) | - |
| Due from related parties | (8,380) | (4,410) |
| Interest receivable | 4,942 | (4,942) |
| Prepaid expenses | (42,854) | (1,746) |
| Increase (decrease) in: | | |
| Accounts payable | 25,333 | (32,842) |
| Cash overdraft | (48,163) | 48,163 |
| Accrued payroll and related taxes | (58,513) | 58,513 |
| Accrued interest | 5,907 | - |
| State taxes payable | (6,800) | 6,800 |
| Total adjustments | 350,626 | 69,754 |
| Net cash provided by (used by) operating activities | (503,544) | 1,350,312 |
| Cash Flows From Investing Activities: | | |
| Purchase of property and equipment | (26,808) | (6,525) |
| Lending under note receivable | - | (750,000) |
| Collections under note receivable | 150,000 | - |
| Net cash provided by (used by) investing activities | 123,192 | (756,525) |
| Cash Flows From Financing Activities: | | |
| Proceeds from note payable, member | 200,000 | - |
| Distributions to members | (237,624) | - |
| Net cash used by financing activities | (37,624) | - |
| Net Increase (Decrease) In Cash | (417,976) | 593,787 |
| Cash - Beginning Of Year | 1,086,660 | 492,873 |
| Cash - End Of Year | $ 668,684 | $ 1,086,660 |

The accompanying notes are an integral part of these financial statements.

# CHICAGO ANALYTIC TRADING COMPANY, LLC

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2010 AND 2009

### 1 - Nature Of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized November 1, 2001, pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Company Act, neither a member nor a manager of an LLC is personally liable for a debt, obligation, or liability of the LLC arising in a contract, tort, or otherwise.

The Company claims exemption to Securities and Exchange Commission (SEC) Rule 15c3-3 under subparagraph k(2)(B). The provision of the rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

### 2 - Summary Of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Significant costs of improvements are capitalized and repair costs are charged to expense as incurred. The cost of assets sold, retired, or abandoned and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in earnings. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

No provision for federal taxes on income is required since the members report their proportionate share of taxable income in their respective income tax returns. The Company is subject to certain state taxes.

In accordance with U.S. generally accepted accounting principles, the tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized, upon ultimate settlement with the relevant tax authority. The Company did not have any uncertain tax positions as of December 31, 2010.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company clears its securities transactions through another broker-dealer on a fully disclosed basis.

Management has evaluated subsequent events through February 24, 2011, the date when the financial statements were available to be issued.

## 3 - Concentration Of Credit Risk

The Company maintains cash accounts at various financial institutions and has credit risk for balances in excess of federally insured limits.

## 4 - Note Receivable

The Company held a note receivable from a related party that was unsecured and was due on demand, with a maturity date of April 30, 2011. In 2010, the related party made payments of $150,000. Due to the closing down of the related party, the Company has determined that the balance of $600,000 is uncollectible and wrote off the balance as a bad debt. Interest accrued monthly at 2.5% per annum. Interest income was $14,234 and $4,942 for the years ended December 31, 2010 and 2009, respectively.

## 5 - Line Of Credit

The Company has a line of credit agreement which allows maximum borrowings of $100,000, effective in 2010. The borrowings are secured by a cash balance equal to the maximum borrowing. Advances are made through the use of a credit card and payments are automatically made by the end of every month. Interest is payable monthly on any unpaid balance at the rate determine by the lender, which was 13.99% at December 31, 2010.

## 6 - Note Payable, Member

In May 2010, the Company executed a note payable with the sole member of the Company, that is unsecured and due on demand. Interest is accruing on the loan at the rate of 5% per annum. Interest expense accrued for the year ended December 31, 2010 was $5,907.

## 7 - Major Client Concentration

Revenue from two clients amounted to approximately 98% of total revenue for the year ended December 31, 2010. Revenue from one related party client amounted to approximately 89% of total revenue for the year ended December 31, 2009.

## 8 - Retirement Plans

The Company sponsors a 401(k) plan and a pension plan effective January 1, 2010 that covers eligible employees as defined in the plans. The 401(k) plan allows employees to defer a portion of their annual compensation, pursuant to Section 401(k) of the Internal Revenue Code and discretionary employer contributions. The pension plan requires minimum contributions as determined by the Company's actuaries. Employer contributions to the plans for the year ended December 31, 2010 were $4,069.

## 9 - Related Party Transactions

During the year ended December 31, 2009, the Company acted as an introducing broker to a limited liability company whose managing member is S4 Capital, LLC, a related entity through common ownership. Commissions earned through the trading activity of the limited liability company totaled approximately $2,992,000 for the year ended December 31, 2009. There was no trading for the limited liability company in 2010.

As of December 31, 2010, the Company made unsecured advances of $12,790 to a member of the Company. The advance is due on demand. As of December 31, 2009, the Company was owed $4,410 from a party related by common ownership related to overpayments made under an expense sharing agreement.

## 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company's SEC net capital requirement is the greater of $5,000 or 6 2/3% of the total aggregate indebtedness, calculated to be $17,314. As of December 31, 2010, the Company had net capital of $505,148 as calculated in accordance with Rule 15c3-1, which was $487,834 in excess of its SEC required net capital. The Company's net capital ratio was 0.51 to 1.

## 11 - Clearing Broker Requirements

The Company's clearing broker as of December 31, 2010 and 2009 requires the Company to maintain net equity equal to or greater than the amount required by the SEC net capital rules applicable to a correspondent introducing broker as described in Note 10 or $100,000. The Company is also required to maintain a cash deposit with the clearing broker of $100,000.

# ADDITIONAL INFORMATION

## CHICAGO ANALYTIC TRADING COMPANY, LLC

## SCHEDULES OF OPERATING EXPENSES
## FOR THE YEARS ENDED DECEMBER 31

| | 2010 | 2009 |
|---|---|---|
| Salaries: | | |
| Guaranteed payment to member | $ - | $ 240,000 |
| Office | 675,742 | 1,138,206 |
| Commissions | 363,427 | - |
| Payroll taxes | 54,653 | 32,222 |
| Employee benefits | 33,692 | 1,347 |
| Exchange fees | 11,840 | 7,512 |
| Bad debt expense | 600,000 | - |
| Bank charges | 4,581 | 5,601 |
| Client research expense | 1,853,256 | 212,793 |
| Computer expenses | 86,899 | 52,748 |
| Contributions | 112,840 | 100,000 |
| Execution expense | 626,253 | 84,221 |
| Depreciation | 3,867 | 218 |
| Dues and subscriptions | 11,732 | 9,782 |
| Insurance | 13,734 | 1,218 |
| Licenses and registration expense | 33,415 | 13,963 |
| Moving expenses | 18,826 | 14,269 |
| Office expenses | 20,704 | 4,121 |
| Professional education | 1,751 | 598 |
| Professional fees | 494,635 | 96,089 |
| Rental | 148,128 | 15,098 |
| Telephone | 22,720 | 1,268 |
| Trading systems | 136,188 | 9,331 |
| Travel and entertainment | 82,568 | 51,554 |
| Other expenses | 1,673 | - |
| Total operating expenses | $ 5,413,124 | $ 2,092,159 |

See disclaimer of opinion in Independent Auditors' Report.

## CHICAGO ANALYTIC TRADING COMPANY, LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2010

| | | |
|---|---|---|
| **Net Capital** | | |
| Total member's equity | | $ 633,525 |
| Deduct member's equity not allowable for net capital | | - |
| Total member's equity qualified for net capital | | 633,525 |
| Add: | | |
| No additional items to add | | - |
| Total capital and allowable subordinated borrowings | | 633,525 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Other commission receivable | 20,984 | |
| Due from related parties | 12,790 | |
| Property and equipment | 29,248 | |
| Prepaid expenses | 57,805 | |
| Haircuts on securities: | | |
| Money market funds | 7,550 | |
| | | 128,377 |
| **Total Net Capital** | | $ 505,148 |
| **Aggregate Indebtedness** | | |
| Items included in statement of financial condition: | | |
| Note payable and accrued interest | | $ 205,907 |
| Other accounts payable and accrued expenses | | 53,808 |
| **Total Aggregate Indebtedness** | | $ 259,715 |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum Net Capital Required in Accordance with NASD Regulations | | $ 17,314 |
| Excess Net Capital | | $ 487,834 |
| Ratio: Aggregate Indebtedness to Net Capital | | 0.51 to 1 |
| Reconcilation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2010) | | |
| Net Capital, as reported in Company's Part II (unaudited) FOCUS report | | $ 505,148 |
| No audit adjustments affecting Net Capital Computation | | |
| Net Capital per above | | $ 505,148 |

See Independent Auditors' Report.

MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA, RIA
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA, ABV
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA

ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA
JENNIFER A. BARLIANT, CPA
RONALD A. WEISS, CPA
RONALD E. MIAZGA, CPA, MBA, CVA

Board of Directors
Chicago Analytic Trading Company, LLC

In planning and performing our audit of the financial statements of Chicago Analytic Trading Company, LLC (Company), as of and for the year ended December 31, 2010, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purposes of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists

5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Neil Friedman C.P.A., P.C.
d/b/a Michael Silver & Company
Certified Public Accountants

Skokie, Illinois
February 24, 2011

# CHICAGO ANALYTIC TRADING COMPANY, LLC

## REPORT FOR THE PERIOD ENDED DECEMBER 31, 2010

# CHICAGO ANALYTIC TRADING COMPANY, LLC

## TABLE OF CONTENTS

MICHAEL SILVER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA, RIA
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA, ABV
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA

ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA
JENNIFER A. BARLIANT, CPA
RONALD A. WEISS, CPA
RONALD E. MIAZGA, CPA, MBA, CVA

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Members
Chicago Analytic Trading Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Chicago Analytic Trading Company, LLC, and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating Chicago Analytic Trading Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Chicago Analytic Trading Company, LLC's management is responsible for the Chicago Analytic Trading Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as recorded in QuickBooks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by you, including reports from QuickBooks, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers provided by you, including reports from QuickBooks, supporting the adjustments, noting no differences; and



5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Silver & Co.

Neil Friedman C.P.A., P.C.
d/b/a Michael Silver & Company
Certified Public Accountants

Skokie, Illinois
February 24, 2011

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CRD Number - 118917
Chicago Analytic Trading Company, LLC
1 South Dearborn, Suite 2100
Chicago, IL 60603

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Nicholas T. Avello, 312-339-3750

2. A. General Assessment (item 2e from page 2) $ 9,823

B. Less payment made with SIPC-6 filed (exclude interest) ( 2,309 )
7/27/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,514

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,514

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Chicago Analytic Trading Company, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Owner/CEO
(Title)

Dated the 25 day of February, 20 11.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 20 10 and ending 12/31, 20 10
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 4,565,032 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 625,744 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |

| | | |
|---|---|---|
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $ 9,955 | |
| Enter the greater of line (i) or (ii) | | 9,955 |
| Total deductions | | 635,699 |
| 2d. SIPC Net Operating Revenues | | $ 3,929,333 |
| 2e. General Assessment @ .0025 | | $ 9,823 |
| | | (to page 1, line 2.A.) |

# CHICAGO ANALYTIC TRADING COMPANY, LLC

## REPORT FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009